Exhibit 99.1

Jiayin Group Inc. Announces Record and Payment dates of Cash Dividends

SHANGHAI, China, July 3, 2025 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced the record date and payment date of cash dividends. As previously announced, the board of directors of the Company (the “Board”) approved the declaration and payment of cash dividends of US$0.20 per ordinary share, or US$0.80 per American depositary share (“ADS”). The Board further approved that the holders of the Company’s ordinary shares shown on the Company’s record at the close of trading on July 14, 2025 (U.S. Eastern Time) will be entitled to these dividends. These shareholders, including JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program (the “Depositary”), are expected to receive the payments of dividends on or around July 18, 2025. Dividends to the Company’s ADS holders are expected to be paid through the Depositary on or around July 24, 2025, and will be subject to the terms of the deposit agreement by and among the Company and the Depositary, and the holders and beneficial owners of ADSs issued thereunder, including the fees and expenses payable thereunder.

The aggregate amount of cash to be distributed for the dividends is expected to be approximately US$41.1 million.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit https://ir.jiayintech.cn/.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan facilitation of loans volume facilitated through its marketplace, effectiveness of the Company’s

Exhibit 99.1

credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, and general economic conditions in China. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For investor and media inquiries, please contact:

Jiayin Group

Ms. Emily Lu

Email: ir@jiayinfintech.cn